ENTRÉE GOLD ANNOUNCES THIRD QUARTER 2015 RESULTS
Vancouver, B.C., November 9, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the third quarter ended September  30, 2015.
Greg Crowe, President and CEO of Entrée commented, "In the third quarter, we were focused on preparing the updated Preliminary Economic Assessment for our Ann Mason Project in Nevada. In Mongolia, we are encouraged that the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources are making real progress towards restarting underground development.  At the end of this third quarter, the Company maintains approximately US$25 million in cash, during what continues to be very challenging market conditions.  We are continuing to look for strategic opportunities to create shareholder value, while taking steps to conserve our treasury, including staff layoffs and the implementation of cost cutting measures throughout the Company."
Ann Mason Update

On September 9, 2015, Entrée announced the results of an updated Preliminary Economic Assessment ("2015 PEA") for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada.  The 2015 PEA incorporates the results of the Company's recent in-fill drill program and a new resource estimate for the Ann Mason deposit.  Approximately 95% of the mineralization constrained within the ultimate PEA pit ("Phase 5") is now classified as either Measured or Indicated resources, with the remaining 5% classified as Inferred resources.  The 2015 PEA also includes preliminary results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study.
Similar to the previously reported PEA ("2012 PEA"; filed October 24, 2012), the 2015 PEA envisions an open pit and conventional sulphide flotation milling operation; however, the proposed mill throughput has been increased by 20%, from 100,000 to 120,000 tonnes per day, with a minimal 5% increase in development capital.  The slightly higher capital is offset by a 12.5% increase in annual copper production, a nearly 10% increase in average annual post-tax free cash flow and a 12% increase in Project net present value ("NPV") at a 7.5% discount rate.
Highlights from the 2015 PEA include:

•	Base Case* pre-tax NPV (7.5% discount rate) of US$1,158 million, internal rate of return ("IRR") of 15.8%.
•	Base Case* post-tax NPV (7.5% discount rate) of US$770 million, IRR of 13.7%.
•	Development capital costs of approximately US$1.35 billion, including US$103 million contingency.
•	Mine production for 21 years.
•	Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately US$298 million per year (and post-tax of US$238 million per year).

•	Average annual payable production of approximately:
o	241 million pounds of copper,
o	2.2 million pounds of molybdenum,
o	20,000 ounces of gold, and
o	421,000 ounces of silver.
•	Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).
•	Life of mine ("LOM") average copper recovery of 92%.
•	Copper concentrate grading 30% with no penalty elements identified.
*Base Case uses US$3.00/lb copper, US$11/lb molybdenum, US$1,200/oz gold, and US$20/oz silver.
The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2015 PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Mongolia

On August 27, 2015, Turquoise Hill Resources Ltd. ("Turquoise Hill") announced that Oyu Tolgoi LLC ("OTLLC") had filed revised schedules for the 2015 Oyu Tolgoi Feasibility Study ("OTFS 2015") with the Mongolian Minerals Council, which aligned OTFS 2015 with the May 2015 Oyu Tolgoi Underground Mine Development and Financing Plan ("Mine Plan"). Turquoise Hill also stated that:
•	an update to the capital estimate will be completed in parallel with other pre-start activities, ahead of final approval of the Oyu Tolgoi project by the Turquoise Hill, Rio Tinto and OTLLC boards;
•	the preferred engineering, procurement and construction management ("EPCM") contractor has been engaged to complete some critical path detailed engineering and the re-estimate;
•	funding for pre-start activities has been approved, including ramp up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for plant, equipment and materials that are required for project restart as well as necessary critical works that are key enablers for recommencement of lateral development mining activity;
•	the funding covers work scheduled to take place before the official 'notice to proceed' is approved, which is expected in early 2016; and
•	the intent of pre-start funding is to ensure the project is ramped back into production as soon as possible, while not making contract commitments ahead of completing the full project approval. Lateral mining development is targeted to restart in mid-2016.

On September 14, 2015, Turquoise Hill announced that the Government of Mongolia had signed the Multilateral Investment Guarantee Agency ("MIGA") for host country approval with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing and that the signing was a significant milestone in the project financing timeline. Turquoise Hill further stated that it continues to progress the additional steps required to reach signing of project financing which is expected by the end of 2015.

On November 5, 2015, Turquoise Hill announced that in October 2015, the project financing information circular was provided to the banking syndicate allowing for each institution's respective internal consideration and approval.
In addition, on October 15, 2015, Turquoise Hill announced that the third quarter 2015 production for Oyu Tolgoi from the Southern Oyu Tolgoi open pit was 56,000 tonnes of copper and 123,000 ounces of gold in concentrates. Based on the current mine schedule, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.
Entrée continues to engage in discussions with Oyu Tolgoi stakeholders regarding the possibility of transferring title to the joint venture mining licences to OTLLC, as joint venture manager. Entrée has also been involved in ongoing discussions with stakeholders regarding issues arising from Entrée's exclusion from the 2009 Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the joint venture property. With pre-start underground development activities in progress, the Company is hopeful that matters that affect Entrée more directly can now be resolved.
Corporate Highlights
Effective November 13, 2015 Mona Forster, Executive Vice President, will be departing Entrée to pursue other opportunities.  Greg Crowe commented, "Mona has provided 12 years of dedicated service to Entrée and has been instrumental in many of its achievements, including the PacMag acquisition that resulted in the Ann Mason Project becoming a reality for the Company.  With the on-going challenges in the resource industry, Entrée has reduced staffing in a number of areas and it is with regret that as part of that initiative, Mona will be leaving Entrée."
Cost-cutting Measures
In efforts to conserve cash reserves, Entrée has made, and continues to make, adjustments to operations including rationalizing land holdings in Mongolia, reducing staff levels in each of Mongolia, Canada and the United States as well as reducing certain other overhead expenditures.
Financial Results
For the three months ended September 30, 2015, the Company incurred a net loss of US$148,651 (US$0.00 per share) compared to US$1,399,598 (US$0.01 per share) for the three months ended September 30, 2014. For the nine months ended September 30, 2015, the Company incurred a net loss of US$3,758,350 (US$0.03 per share) compared to US$5,605,374 (US$0.04 per share) for the nine months ended September 30, 2014.

As at September 30, 2015, the Company had working capital of US$24,963,932, including cash of US$25,485,324.
During the three months ended September 30, 2015, Entrée incurred lower operating expenditures primarily due to lower exploration costs and lower consultancy and advisory fees, partially offset by lower deferred income tax recoveries.
SELECTED FINANCIAL INFORMATION
	As at September 30, 2015 (US$)	As at September 30, 2014 (US$)
Working capital (1)	24,963,932	38,206,137
Total assets	65,732,586	86,599,411
Total long term liabilities	39,083,522	47,553,279
(1)	Working Capital is defined as Current Assets less Current Liabilities
(2)	Long term liabilities includes US$29,888,011 of deferred revenue related to a deposit on a metal credit delivering obligation
Details of the Company's Interim Financial Statements and accompanying Management's Discussion and Analysis ("MD&A") for the quarter ended September 30, 2015 and its Annual Information Form for the year ended December 31, 2014 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
QUALIFIED PERSON
Robert Cann, P.Geo., Entrée's Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release. For further information regarding the 2015 PEA, see the technical report titled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of September 9, 2015 prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited, a copy of which is available on SEDAR at www.sedar.com.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.
Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; the completion of a Pre-Feasibility study on the Ann Mason deposit; the potential development of the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; the potential funding and development of various phases of the Oyu Tolgoi underground mine; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Joint Venture Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; the potential for Entrée to be included in or otherwise receive the benefits of the Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; the future prices of copper, gold, molybdenum and silver; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential types of mining operations; government regulation of exploration and mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting timelines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.
In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the adherence to and implementation of the Mine Plan by the parties to the Mine Plan; the ability and timing of Turquoise Hill and Rio Tinto to complete Oyu Tolgoi project financing and/or secure other financing on acceptable terms; timing and cost of the construction and expansion of Oyu Tolgoi underground mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia; the approval of the underground feasibility study by OTLLC's shareholders; delays, and the costs which result from delays, in the development of the Oyu Tolgoi underground mine; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.